UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                               (AMENDMENT NO. 3)

                   Under the Securities Exchange Act of 1934

                               BIRD CORPORATION
                               (Name of issuer)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of class of securities)

                                   097763103
                                (CUSIP number)

                                 R. KEITH LONG
                            400 ROYAL PALM WAY #204
                           PALM BEACH, FLORIDA 33480
                                (561) 832-4110

                                with a copy to

                             MARK H. MIRKIN, ESQ.
                             MIRKIN & WOOLF, P.A.
                     1700 PALM BEACH LAKES BOULEVARD #580
                        WEST PALM BEACH, FLORIDA 33401
                                (561) 687-4460
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   MAY 5, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                               Page 1 of 4 pages

                                  SCHEDULE 13D

CUSIP NO. 097763103                                        PAGE 2 OF 4 PAGES
-----------------------------                      -----------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           R. Keith Long ###-##-####

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *     (a)[X]
                                                                  (b)[ ]
    3      SEC USE ONLY

    4      SOURCE OF FUNDS*
           PF

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)[ ]

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States


                         7  SOLE VOTING POWER
NUMBER OF                   109,000
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH
                         8  SHARED VOTING POWER
                            -0-

                         9  SOLE DISPOSITIVE POWER
                            109,000

                        10  SHARED DISPOSITIVE POWER
                            -0-

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           109,000

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES *          [ ]

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.62%

   14      TYPE OF REPORTING PERSON *
           IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP No. 097763103

This Amendment No. 3 is filed to reflect the beneficial ownership of (1) Otter Creek Partners I, L.P., a Delaware limited partnership (" Otter Creek"), (2) R. Keith Long, and (3) Joan Greco and John Fyfe JTWROS (jointly ("Fyfe") (Otter Creek, Mr. Long and Fyfe are collectively referred to as the "Reporting Persons").

The following information updates and revises the information set forth in the original Schedule 13D dated February 28, 1996, Amendment No. 1 dated May 3, 1996 and Amendment No. 2 dated January 2, 1997.

Item 1.     SECURITY AND ISSUER.

            No change.

Item 2.     IDENTITY AND BACKGROUND.

            No change.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Mr. Long paid $200,000 from his personal funds to pur chase the 50,000 shares of the Issuer reported herein.

Item 4.     PURPOSE OF TRANSACTION.

            No change.

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Otter Creek beneficially owns 160,900 shares of Common Stock of the Issuer constituting approximately 3.88% of the outstanding Common Stock.

            Fyfe beneficially owns 87,300 shares of Common Stock of the Issuer constituting approximately 2.11% of the outstanding Common Stock.

            Long beneficially owns 109,000 shares of Common Stock of the Issuer constituting approximately 2.62% of the outstanding Common Stock.

            As a group, the Reporting Persons beneficially own 357,200 shares of Common Stock of the Issuer constituting approximately 8.60% of the outstanding Common Stock.

            Since the Reporting Persons' filing of Amendment No. 2 to the original Schedule 13D, the Reporting Persons acquired shares of Common Stock as set forth below. All such shares were acquired through brokers' transactions.

                               Page 3 of 4 pages

CUSIP No. 097763103

                          SHARES ACQUIRED BY MR. LONG

                                  TRADE DATE
                                    5/5/96
                               NUMBER OF SHARES
                                    50,000
                                PRICE PER SHARE
                                      4.00

Item 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATION-
            SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            No change.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None

                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 30, 1997


                                    /s/ R. KEITH LONG
                                    R. Keith Long, individually and on
                                    behalf of John Fyfe and Joan Greco,
                                    JTWROS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 30, 1997
                                    OTTER CREEK PARTNERS I, L.P.
                                    By:   Otter Creek Management, Inc.,
                                          its general partner


                                    By: /s/ R. KEITH LONG
                                        R. Keith Long, President

                               Page 4 of 4 pages